

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

<u>Via E-mail</u>
Michael R. Starzer
President and Chief Executive Officer
Bonanza Creek Energy, Inc.
410 17th Street, Suite 1500
Denver, Colorado 80202

> **Re: Bonanza Creek Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 7, 2011**
> **File No. 333-174765**

Dear Mr. Starzer:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. This will minimize the need for us to repeat similar comments. Further, please provide updated disclosure with each amendment.

2.   In the amended registration statement, fill in all blanks other than those that contain information you are allowed to omit at the time of effectiveness pursuant to Rule 430A.

3.   You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

4.   Prior to printing and distributing the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus, as well as accompanying captions, if any. We may have comments after reviewing these materials.

5.   Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us a copy of that letter, or ensure that FINRA calls us for that purpose.

6.   We note your disclosure that you intend to apply to list your common stock on the New York Stock Exchange. With a view toward disclosure, please advise us regarding the anticipated timing of such listing, and the status of your efforts to seek such listing.

Prospectus Summary, page 1

7.   We note your statement that of your proved reserves, 68.1% were classified as oil and natural gas liquids and 35.1% of which were classified as proved developed. Please explain the classification of the remaining 31.9% and 64.9%, respectively.

8.   We note your disclosure on page 70 that any future commercial development of the Niobrara oil shale will require significant investment to construct the infrastructure necessary to gather and transport associated natural gas produced from the formation, and that you are not aware of any current plans to construct or fund this construction in the immediate future. We also note your statement on page 3 that there were no proved or probable reserves identified with respect to 57% of your net acres in Weld and Jackson Counties. As such, please expand to explain in better detail why the Niobrara resource potential is considered a competitive strength.

Principal Stockholders, page 5

9.   State the percentage of your common stock that is under the control of West Face Capital Inc. and the percentage that it will control following this offering. Discuss the practical effect of this ownership on matters requiring shareholder consent.

10.   We note that you discuss two stockholders in the risk factor at the bottom of page 30. Please confirm that you have named both of them in this section and provided the information requested in the preceding comment for both.

Risk Factors, page 15

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing…, page 25

11.   We note that you use hydraulic fracturing to stimulate production from your wells. Please tell us, with a view towards disclosure:

- your acreage subject to fracking;

- the percentage of your reserves subject to fracking;

- the anticipated costs and funding associated with fracking activities; and

- whether there have been any incidents, citations, or suits related to your fracking operations for environmental concerns, and if so, what your response has been.

12.   In regard to your use of hydraulic fracturing, please also tell us what steps you, or the third-party contractors you hire, have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

- have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

- monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

- evaluate the environmental impact of additives to the frac fluid; and

- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

13.   In light of the public concern over the risks relating to hydraulic fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability. This would include, for example, your potential liability in connection with an environmental contamination related to your drilling and fracturing operations. For example, and without limitation, please address the following with respect to your drilling and fracturing operations:

- disclose the applicable policy limits related to your insurance coverage;

- disclose your related indemnification obligations and those of your customers or business partners, if applicable;

- clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- provide further detail on the risks for which you are insured for your hydraulic fracturing operations.

14. In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of a spill or leak from your hydraulic fracturing operations.

Two of our stockholders will together beneficially own or control…, page 30

15. Please identify the two stockholders to which you refer. Indicate whether these stockholders currently have any agreement, written or otherwise, with respect to voting or investment decisions relating to their shares of common stock.

Use of Proceeds, page 34

16. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. In that regard, it is insufficient to indicate that the remaining proceeds will be used for "[your] exploration and development program and for general corporate purposes." Instead, provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of the proceeds, state this explicitly, and discuss the principal reasons for the offering at this time. Refer generally to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Results of Operations, page 46

17. Please expand your disclosure to identify the underlying reasons for all material variances in your other income and expense line items. In this regard, we note you do not discuss your amortization of debt discount and the unrealized gain (loss) in fair value of the warrant put option for any of the reporting periods presented.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 49

Operating expenses, page 51

18. We note in 2010 you recognized $ 2,378,000 of expenses related to a cancelled private placement. Please disclose in further detail the origin of this expenditure to comply with the guidance of Item 303(a)(3)(i) and (ii), and Instruction 3 to paragraph 303(a) of Regulation S-K.

Gain on Sale of Oil and Gas Properties page 52

19.   We note your disclosure indicating that you recognized a gain on sale of property
        interests in the amount of $4.1 million in March 2010. Please explain why you did not
        discuss this gain in your results of operations discussion for the interim periods.

Liquidity and Capital Resources, page 54

Cash Flows Provided by Operating Activities, page 55

20.   It appears you have limited your discussion of cash flows from operating activities to
        only quantifying the changes in working capital for each reporting period. Please
        consider the guidance found in FRC 501.13b and revise your discussion to disclose the
        reasons underlying the material changes in your working capital from period to period.

Business, page 63

21.   Disclose your reserves in the tabular format provided in Regulation S-K, Item
        1202(a)(1)-(4).

Proved Undeveloped Reserves, page 70

22.   We note your disclosure in which you report an increase of 12,989 MBOE in proved
        undeveloped reserves from 2009 to 2010. Further, we note you disclose the conversion of
        1,108 MBoe proved undeveloped reserves to proved developed reserves contributed to
        this increase; however, this conversion would actually decrease the quantity of proved
        undeveloped reserves in 2010. Please revise your disclosure to resolve this inconsistency
        accordingly.

Executive Compensation and Other Information, page 92

23.   We note that for your NEOs, roughly 89-97% of their total compensation in the last three
        years was paid in base salary and annual incentive (cash) awards. As such, it appears that
        long-term incentives such as stock awards have historically played a very small role in
        your compensation program. On the other hand, you state that you intend to use the 50th
        percentile of your peer group as a guideline in terms of setting long term incentive
        compensation. Please discuss in better detail how this will affect the percentage of total
        future compensation that will be paid in the form of long-term incentives.

24.   We note your statement on page 95 that "we expect that in connection with this offering,
        our compensation committee will propose, subject to approval by our board of directors,
        an increase in the base salaries of our named executive officers in order set their base
        salaries closer to the market 50th percentile with appropriate adjustments for level of
        experience and job responsibility." Please provide quantitative disclosure of the market
        50th percentile base salaries for your NEO positions, such as your CEO, COO and CAO.

25.   Please expand your disclosure regarding your annual cash incentive compensation to explain in better detail what is meant by the statement that your board determined "the aggregate amount to be paid as bonuses as a percentage of our EBITDA for the fiscal year." For example, disclose your actual EBITDA for the fiscal year, and discuss how you calculated the $250,000 aggregate bonus amount from this number, as applicable. In addition, provide further detail as to the "contributions and performance" that led to the bonus amounts awarded to each of the NEOs.

26.   In the potential payments table on page 104, please explain the "Total" rows, which appear to be blank.

Certain Relationships and Related Party Transactions, page 107

27.   Please explain how the terms of these transactions were determined, such as the terms for the services provided to HEC and the interest rate of the CJ Bennett Family Trust unsecured subordinated note.

Principal and Selling Stockholders, page 112

28.   Footnote 2 of your beneficial ownership table indicates that West Face Capital has voting and investment power over the shares held by Project Black Bear LP. Please include West Face Capital and its ownership interest in your table, or advise.

29.   Several of your footnotes indicate that the named beneficial owner in the table "disclaims beneficial ownership…except to the extent of his pecuniary interest therein." Please explain in better detail what is meant by this statement. As an example only, please explain why the shares held by Mr. Carty consist of those shares held by Black Bear, and disclose the extent of Mr. Carty's pecuniary interest in these shares.

30.   Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If a selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

31.   Please disclose the natural person or persons who have voting or investment control over the shares to be offered by the legal entities listed as selling stockholders. This includes West Face Capital, which has delegated voting and investment power over the shares held by Project Black Bear LP.

Financial Statements, page F-1

32.   We note that your financial statements reflect the Corporate Restructuring as if it occurred on December 31, 2010 rather than as of the effective date, December 23, 2010. Please revise your presentation to clearly differentiate between the predecessor and successor financial information by presenting separate audited statements of income, stockholders equity and cash flows of the successor for the period December 24, 2010 through December 31, 2010 and of the predecessor for the period January 1, 2010 through December 23, 2010.

Please note that the financial statements for the registrant and its predecessor should collectively be 'as of' all dates and 'for' all periods required by Article 3 of Regulation S-X. Therefore, your predecessor financial statements must include an audited balance sheet as of December 31, 2009 and unaudited comparative interim period statements of income and cash flows through March 31, 2010.

Please confirm that you understand you will be required to continue presenting predecessor financial statements and the applicable management's discussion and analysis in your periodic reports subsequent to the effective date of your registration statement, to the extent necessary to cover all periods prescribed by the form. Please contact us by telephone if you require further clarification or guidance.

Bonanza Creek Energy, Inc.

Audited Financial Statements

Note 14 – Disclosures About Oil and Gas Producing Activities (Unaudited), page F-16

33.   Please separately disclose the net quantities of your interests in proved undeveloped reserves as of the beginning and the end of the year as required by FASB ASC 932-235-50-4. Refer to Example 1 at FASB ASC 932-235-55-2 for an illustration of this required disclosure. This comment is also applicable to your disclosures of reserve quantity information presented in the financial statements of BCEC and Holmes Eastern Company, LLC.

Bonanza Creek Energy, Inc.

Unaudited Interim Financial Statements

Note 5-Fair Value Measurement and Asset Retirement Obligation, page F-25

34.   Please provide a reconciliation of the beginning and ending balances for fair value measurements using significant unobservable inputs (Level 3) for the interim period ended March 31, 2011 to comply with FASB ASC paragraph 820-10-50-2. Note this disclosure requirement for interim periods became effective for fiscal years beginning

Michael R. Starzer
Bonanza Creek Energy, Inc.
July 6, 2011
Page 8

after December 15, 2010 and for interim periods within those interim periods. Refer to the transition guidance found at FASB ASC 820-10-65-7.

<u>Bonanza Creek Energy Company, LLC</u>

<u>Audited Financial Statements</u>

<u>Note 2 – Summary of Significant Accounting Policies, page F-33</u>

<u>Income Taxes, page F-34</u>

35.	We note your presentation of pro-forma income taxes and pro forma net income (loss) on the face of your consolidated statements of operations. Further, we note you believe BCEC would not be subject to any income tax had they been a tax reporting entity for any of the periods presented due to "the permanent differences between financial reporting and tax reporting on this change to fair value of the warrant put option." Please clarify in further detail your assumptions for estimating income taxes of nil for all reporting periods.

<u>Concentration of Credit Risk, page F-35</u>

36.	We note your disclosure in which you state you had two major customers that "…provided approximately 82% of total revenue for the period ended December 23, 2010…" and "… had six other customers that provided approximately 82% and 80%, respectively, of total revenue for the years ended December 31, 2009 and 2008…." Please disclose the revenues from each customer which contributed 10% or more of your revenues in each reporting period to comply with the guidance of FASB ASC 280-10-50-42.

<u>Note 11 – Disclosures About Oil and Gas Producing Activities (Unaudited), page F-45</u>

37.	We note that you report positive oil and gas revisions which appear to be material. Please disclose your explanations for these significant changes to comply with FASB ASC 932-235-50-5.

<u>Holmes Eastern Company, LLC</u>

<u>Financial Statements</u>

<u>Note 7 – Disclosures About Oil and Gas Producing Activities (Unaudited), page F-57</u>

38.	We note that you report both negative oil revisions and positive gas revisions in 2010 which appear to be material. Please disclose your explanations for these significant changes to comply with FASB ASC 932-235-50-5.

Exhibits

39.   You have omitted a number of exhibits that Item 601 of Regulation S-K requires you to file. The staff reserves the right to review and comment upon all exhibits. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits, including the opinion of counsel and all material contracts.

40.   In this regard, please be sure to file material contracts with your principal customers, including Lion Oil and Plains Marketing, or tell us why these do not need to be filed.

Exhibits 99.1 and 99.2

41.   We note that your reserves have been estimated by Cawley, Gillespie & Associates, Inc. Please obtain and file new reports that discuss the possible effects of regulation on the ability of the registrant to recover the estimated reserves as required by Item 1202(8)(vi).

Exhibits 99.1, 99.2 and 99.3

42.   Text in each of the reports states that the particular report was prepared for the exclusive use of Bonanza Creek and may not be put to other use without the prior written consent of the report provider. Item 1202(a)(8) of Regulation S-K requires the reports and it is inappropriate to limit investor reliance on reports included with your filing. Please obtain and file revised versions of each report which retain no language that could suggest either a limited audience or a limit on potential investor reliance.

Engineering Comments

General Information

43.   Please expand your disclosure to present a section on Present Activities including the number of wells you were currently drilling as of December 31, 2010. Please see paragraphs (a)(b)(c)(d) of Item 1206 of Regulation S-K.

44.   Please expand your disclosure to present a section on Delivery Commitments. Please see paragraph (a)(b)(c)(d) of Item 1207 of Regulation S-K.

45.   Please provide a copy of your 2010 reserve report by Cawley Gillespie & Associates which includes annual estimated cash flows for each well.

Development Project by Region, page 2

46.   In the Rocky Mountain area please tell us how many PUDs you have booked as proved in the Niobrara Shale, the basis for calling those locations proved and if the PUD wells will be drilled as horizontal or vertical wells. Please also tell us the average EUR for the

wells currently producing from the Niobrara Shale and if they are horizontal or vertical wells.

North Park Basin, page 69

47.   Please tell us where the EOG Niobrara wells are in relation to your properties.

Proved Undeveloped Reserves, page 70

48.   At your current rate of conversion of PUD to proved developed it does not appear you can convert your current PUDs within five years. Please tell us how you plan to do this. Also, please disclose the capital you spent in 2010 to convert your PUDs to proved developed. Please see paragraph (c) of Item 1203 of Regulation S-K.

Technology Used to Establish Proved Reserves, page 71

49.   Please tell us what technology or method was used by Cawley Gillespie & Associates to establish the EUR for vertical wells and for horizontal wells in the Niobrara Shale.

Operating Data, page 72

50.   Please tell us the reason for the significant decline in per barrel equivalent operating costs from 2008 to 2009.

Acquisitions, page F-10

51.   Please tell us why you did not disclose a pro forma presentation of the reserve and Standardized Measure information.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ H. Roger Schwall

Anne Nguyen Parker
Branch Chief

cc: Dallas Parker (via-email)